# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Blackstone Private Real Estate Credit & Income Fund, CIK 0002049733
CUSIP: 000000000
Title of class of securities: Common Shares of Beneficial Interest
Address of issuer's principal executive offices: 345 Park Avenue, New York, New York (NY), 10154
Date of event which requires filing of this statement: 08/21/2026
Filed by CIK 0001464695
Persons authorized to receive notices and communications: Lucie Enns, BX Private RE Credit and Income Fund, 345 Park Avenue, New York, New York (NY), 10154, (212) 583-5000

## Reporting persons
- BCRED X Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 18,628,294.6; shared voting power 0; sole dispositive power 18,628,294.6; shared dispositive power 0; aggregate amount beneficially owned 18,628,294.6 (47.7% of the class)
- Blackstone Private Credit Fund: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 18,628,294.6; shared voting power 0; sole dispositive power 18,628,294.6; shared dispositive power 0; aggregate amount beneficially owned 18,628,294.6 (47.7% of the class)
- Blackstone Private Multi-Asset Credit and Income Fund: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 8,704,419.42; shared voting power 0; sole dispositive power 8,704,419.42; shared dispositive power 0; aggregate amount beneficially owned 8,704,419.42 (22.3% of the class)
- Blackstone Private Credit Strategies LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 27,332,714.01; shared voting power 0; sole dispositive power 27,332,714.01; shared dispositive power 0; aggregate amount beneficially owned 27,332,714.01 (70% of the class)
- Blackstone Credit BDC Advisors LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 18,628,294.6; shared voting power 0; sole dispositive power 18,628,294.6; shared dispositive power 0; aggregate amount beneficially owned 18,628,294.6 (47.7% of the class)
- Blackstone Alternative Credit Advisors LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 18,628,294.6; shared voting power 0; sole dispositive power 18,628,294.6; shared dispositive power 0; aggregate amount beneficially owned 18,628,294.6 (47.7% of the class)
- GSO Capital Partners GP L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 18,628,294.6; shared voting power 0; sole dispositive power 18,628,294.6; shared dispositive power 0; aggregate amount beneficially owned 18,628,294.6 (47.7% of the class)
- StoneCo IV Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 18,628,294.6; shared voting power 0; sole dispositive power 18,628,294.6; shared dispositive power 0; aggregate amount beneficially owned 18,628,294.6 (47.7% of the class)
- Blackstone Holdings AI L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 18,628,294.6; shared voting power 0; sole dispositive power 18,628,294.6; shared dispositive power 0; aggregate amount beneficially owned 18,628,294.6 (47.7% of the class)
- Blackstone Private Real Estate Credit & Income Fund (Offshore Strategic Feeder Fund) L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 28,762.8; shared voting power 0; sole dispositive power 28,762.8; shared dispositive power 0; aggregate amount beneficially owned 28,762.8 (0.1% of the class)
- BREC Offshore Feeder GP, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 28,762.8; shared voting power 0; sole dispositive power 28,762.8; shared dispositive power 0; aggregate amount beneficially owned 28,762.8 (0.1% of the class)
- Blackstone Holdings IV L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Quebec Canada (A8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 28,762.8; shared voting power 0; sole dispositive power 28,762.8; shared dispositive power 0; aggregate amount beneficially owned 28,762.8 (0.1% of the class)
- Blackstone Holdings IV GP L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Quebec Canada (A8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 28,762.8; shared voting power 0; sole dispositive power 28,762.8; shared dispositive power 0; aggregate amount beneficially owned 28,762.8 (0.1% of the class)
- Blackstone Holdings IV GP Management (Delaware) L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 28,762.8; shared voting power 0; sole dispositive power 28,762.8; shared dispositive power 0; aggregate amount beneficially owned 28,762.8 (0.1% of the class)
- Blackstone Holdings IV GP Management L.L.C.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 28,762.8; shared voting power 0; sole dispositive power 28,762.8; shared dispositive power 0; aggregate amount beneficially owned 28,762.8 (0.1% of the class)
- Blackstone Holdings I L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 27,332,714.01; shared voting power 0; sole dispositive power 27,332,714.01; shared dispositive power 0; aggregate amount beneficially owned 27,332,714.01 (70% of the class)
- Blackstone Holdings I/II GP L.L.C. (CIK 0001464695): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 27,332,714.01; shared voting power 0; sole dispositive power 27,332,714.01; shared dispositive power 0; aggregate amount beneficially owned 27,332,714.01 (70% of the class)
- Blackstone Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 27,361,476.82; shared voting power 0; sole dispositive power 27,361,476.82; shared dispositive power 0; aggregate amount beneficially owned 27,361,476.82 (70.1% of the class)
- Blackstone Group Management L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 27,361,476.82; shared voting power 0; sole dispositive power 27,361,476.82; shared dispositive power 0; aggregate amount beneficially owned 27,361,476.82 (70.1% of the class)
- Stephen A. Schwarzman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 27,361,476.82; shared voting power 0; sole dispositive power 27,361,476.82; shared dispositive power 0; aggregate amount beneficially owned 27,361,476.82 (70.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares of Beneficial Interest
Name of issuer: Blackstone Private Real Estate Credit & Income Fund
Address of issuer's principal executive offices: 345 Park Avenue, New York, New York (NY), 10154
Comment: This Amendment No. 11 ("Amendment No. 11") amends and supplements the initial Schedule 13D filed with the Securities and Exchange Commission on June 27, 2025; as amended by Amendment No. 1 filed with the Securities and Exchange Commission on July 18, 2025; as amended by Amendment No. 2 filed with the Securities and Exchange Commission on August 22, 2025; as amended by Amendment No. 3 filed with the Securities and Exchange Commission on September 22, 2025; as amended by Amendment No. 4 filed with the Securities and Exchange Commission on October 21, 2025; as amended by Amendment No. 5 filed with the Securities and Exchange Commission on November 24, 2025; as amended by Amendment No. 6 filed with the Securities and Exchange Commission on December 22, 2025; as amended by Amendment No. 7 filed with the Securities and Exchange Commission on February 24, 2026; as amended by Amendment No. 8 filed with the Securities and Exchange Commission on March 23, 2026; as amended by Amendment No. 9 filed with the Securities and Exchange Commission on June 24, 2026; as amended by Amendment No. 10 filed with the Securities and Exchange Commission on July 24, 2026 (as amended, the "Schedule 13D") relating to the common shares of beneficial interest ("Common Shares") of Blackstone Private Real Estate Credit and Income Fund (the "Issuer"). Except as set forth herein, the Schedule 13D remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Items 2(a) - (d) of the Schedule 13D are hereby amended and restated as follows:

Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons". This statement is filed on behalf of:

i. BCRED X Holdings LLC, a Delaware limited liability company ("BCRED X");

ii. Blackstone Private Credit Fund, a Delaware statutory trust;

iii. Blackstone Private Multi-Asset Credit and Income Fund, a Delaware statutory trust ("BMACX");

iv. Blackstone Private Credit Strategies LLC, a Delaware limited liability company;

v. Blackstone Credit BDC Advisors LLC, a Delaware limited liability company;

vi. Blackstone Alternative Credit Advisors LP, a Delaware limited partnership;

vii. GSO Capital Partners GP L.L.C., a Delaware limited liability company;

viii. StoneCo IV Corporation, a Delaware corporation;

ix. Blackstone Holdings AI L.P., a Delaware limited partnership;

x. Blackstone Private Real Estate Credit & Income Fund (Offshore Strategic Feeder Fund) L.P. ("BREC-S"), a Cayman Islands limited partnership;

xi. BREC Offshore Feeder GP, L.L.C., a Cayman Islands limited liability company;

xii. Blackstone Holdings IV L.P., a Quebec limited partnership;

xiii. Blackstone Holdings IV GP L.P., a Quebec limited partnership;

xiv. Blackstone Holdings IV GP Management (Delaware) L.P., a Delaware limited partnership;

xv. Blackstone Holdings IV GP Management L.L.C., a Delaware limited liability company;

xvi. Blackstone Holdings I L.P., a Delaware limited partnership;

xvii. Blackstone Holdings I/II GP L.L.C., a Delaware limited liability company;

xviii. Blackstone Inc., a Delaware corporation ("Blackstone");

xix. Blackstone Group Management L.L.C., a Delaware limited liability company; and

xx. Stephen A. Schwarzman, a United States citizen.
Residence or business address: The Reporting Persons have entered into an agreement of joint filing, a copy of which is attached hereto as Exhibit 99.1. Information regarding each director and executive officer of Blackstone is set forth on the amended and restated Schedule I filed as Exhibit 99.2 and incorporated herein by reference in this Item 2(b). The principal business address of each of the Reporting Persons is c/o Blackstone Inc., 345 Park Avenue, New York, New York 10154.
Present principal occupation or employment:
The principal business of each of Blackstone Private Credit Fund, BCRED X, BMACX and BREC-S is investing in securities. The principal business of Blackstone Private Credit Strategies LLC is as an investment adviser registered with the Securities and Exchange Commission ("SEC") under the Investment Advisers Act of 1940, as amended, and serving as the investment adviser of Blackstone Private Credit Fund and BMACX. The principal business of Blackstone Credit BDC Advisors LLC is as an investment adviser registered with the SEC under the Investment Advisers Act of 1940, as amended, and serving as the sub-adviser to Blackstone Private Credit Fund. The principal business of Blackstone Alternative Credit Advisors LP is as an investment adviser registered with the SEC under the Investment Advisers Act of 1940, as amended, and performing the functions of, and serving as, managing member of Blackstone Credit BDC Advisors LLC and other affiliated Blackstone entities. The principal business of GSO Capital Partners GP L.L.C. is performing the functions of, and serving as the general partner of Blackstone Alternative Credit Advisors LP. The principal business of StoneCo IV Corporation is performing the functions of, and serving as the sole member of GSO Capital Partners GP L.L.C. and other affiliated Blackstone entities. The principal business of Blackstone Holdings AI L.P. is performing the functions of, and serving as the sole shareholder of StoneCo IV Corporation and other affiliated Blackstone entities.

The principal business of BREC Offshore Feeder GP, L.L.C. is performing the functions of, and serving as the general partner of BREC-S and other affiliated Blackstone entities. The principal business of Blackstone Holdings IV L.P. is performing the functions of, and serving as the sole member of BREC Offshore Feeder GP, L.L.C. The principal business of Blackstone Holdings IV GP L.P. is performing the functions of, and serving as the general partner of Blackstone Holdings IV L.P. The principal business of Blackstone Holdings IV GP Management (Delaware) L.P. is performing the functions of, and serving as the general partner of Blackstone Holdings IV GP L.P. The principal business of Blackstone Holdings IV GP Management L.L.C. is performing the functions of, and serving as the general partner of Blackstone Holdings IV GP Management (Delaware) L.P.

The principal business of Blackstone Holdings I L.P. is performing the functions of, and serving as, a sole member of Blackstone Private Credit Strategies LLC and other affiliated Blackstone entities. The principal business of Blackstone Holdings I/II GP L.L.C. is performing the functions of, and serving as, the general partner (or similar position) of Blackstone Holdings AI L.P. and Blackstone Holdings I L.P. and other affiliated Blackstone entities. The principal business of Blackstone is performing the functions of, and serving as, the sole member of Blackstone Holdings I/II GP L.L.C. and Blackstone Holdings IV GP Management L.L.C. and in a similar capacity for other affiliated Blackstone entities. The principal business of Blackstone Group Management L.L.C. is performing the functions of, and serving as, the sole holder of the Series II preferred stock of Blackstone. The principal occupation of Mr. Schwarzman is serving as an executive of Blackstone and Blackstone Group Management L.L.C.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented to add the following:

On June 1, 2026, BREC-S subscribed for 4,781.943 Common Shares. The aggregate purchase price for BREC-S's investment was $125,000. BREC-S was deemed to acquire the securities on June 23, 2026, when the net asset value of the Common Shares was determined. The source of funds for the purchase of the Common Shares by BREC-S was from working capital.

On August 1, 2026, BMACX subscribed for 248,661.056 Common Shares. The aggregate purchase price for BMACX's investment was $6,500,000. BMACX was deemed to acquire the securities on August 21, 2026, when the net asset value of the Common Shares was determined. The source of funds for the purchase of the Common Shares by BMACX was from working capital. On August 1, 2026, BREC-S subscribed for 23,980.860 Common Shares. The aggregate purchase price for BREC-S's investment was $626,859.68. BREC-S was deemed to acquire the securities on August 21, 2026, when the net asset value of the Common Shares was determined. The source of funds for the purchase of the Common Shares by BREC-S was from working capital.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(e) of the Schedule 13D are hereby amended and restated in their entirety as follows:

The information set forth in the cover pages of this Schedule 13D are hereby incorporated by reference into this Item 5.

Calculation of the percentage of Common Shares beneficially owned is based on 39,049,837.734 Common Shares outstanding as of August 21, 2026 as disclosed by the Issuer to the Reporting Persons.

The aggregate number and percentage of Common Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

BCRED X directly holds 18,628,294.597 Common Shares. Blackstone Private Credit Fund is the sole member of BCRED X. Blackstone Private Credit Strategies LLC is the investment adviser of Blackstone Private Credit Fund. Blackstone Holdings I L.P. is the sole member of Blackstone Private Credit Strategies LLC. Blackstone Credit BDC Advisors LLC is the sub-adviser of Blackstone Private Credit Fund. Blackstone Alternative Credit Advisors LP is the sole member of Blackstone Credit BDC Advisors LLC. GSO Capital Partners GP L.L.C. is the general partner of Blackstone Alternative Credit Advisors LP. StoneCo IV Corporation is the sole member of GSO Capital Partners GP L.L.C. Blackstone Holdings AI L.P. is the sole shareholder of StoneCo IV Corporation. Blackstone Holdings I/II GP L.L.C. is the general partner of Blackstone Holdings AI L.P. and Blackstone Holdings I L.P.

BMACX directly holds 8,704,419.416 Common Shares. Blackstone Private Credit Strategies LLC is the investment adviser of BMACX. Blackstone Holdings I L.P. is the sole member of Blackstone Private Credit Strategies LLC. Blackstone Holdings I/II GP L.L.C. is the general partner of Blackstone Holdings I L.P.

BREC-S directly holds 28,762.803 Common Shares. BREC Offshore Feeder GP, L.L.C. is the general partner of BREC-S. Blackstone Holdings IV L.P. is the sole member of BREC Offshore Feeder GP, L.L.C. Blackstone Holdings IV GP L.P. is the general partner of Blackstone Holdings IV L.P. Blackstone Holdings IV GP Management (Delaware) L.P. is the general partner of Blackstone Holdings IV GP L.P. Blackstone Holdings IV GP Management L.L.C. is the general partner of Blackstone Holdings IV GP Management (Delaware) L.P.

Blackstone Inc. is the sole member of Blackstone Holdings I/II GP L.L.C. and Blackstone Holdings IV GP Management L.L.C. Blackstone Group Management L.L.C. is the sole holder of the Series II preferred stock of Blackstone Inc. Blackstone Group Management L.L.C. is wholly-owned by Blackstone Inc.'s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Each Reporting Person may be deemed to beneficially own the Common Shares of the Issuer directly held by BCRED X, BMACX and BREC-S directly or indirectly controlled by such Reporting Person. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such Common Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows 7 through 10 of each of the cover pages hereto is hereby incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Schedule I, has effected any transaction in Common Shares since the filing of Amendment No. 10.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares reported herein as beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is amended and supplement to include the following exhibits:

Exhibit No. Description

99.1 Joint Filing Agreement
99.2 Schedule I List of Directors and Officers of Blackstone

## Signatures
- BCRED X Holdings LLC: /s/ Lucie Enns, Lucie Enns, Chief Legal Officer and Secretary of Blackstone Private Credit Fund, its sole member (08/24/2026)
- Blackstone Private Credit Fund: /s/ Lucie Enns, Lucie Enns, Chief Legal Officer and Secretary (08/24/2026)
- Blackstone Private Multi-Asset Credit and Income Fund: /s/ Lucie Enns, Lucie Enns, Chief Legal Officer (08/24/2026)
- Blackstone Private Credit Strategies LLC: /s/ Lucie Enns, Lucie Enns, Authorized Signatory (08/24/2026)
- Blackstone Credit BDC Advisors LLC: /s/ Lucie Enns, Lucie Enns, Authorized Signatory (08/24/2026)
- Blackstone Alternative Credit Advisors LP: /s/ Lucie Enns, Lucie Enns, Authorized Signatory (08/24/2026)
- GSO Capital Partners GP L.L.C.: /s/ Lucie Enns, Lucie Enns, Authorized Signatory (08/24/2026)
- StoneCo IV Corporation: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary (08/24/2026)
- Blackstone Holdings AI L.P.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary of Blackstone Holdings I/II GP L.L.C., its general partner (08/24/2026)
- Blackstone Private Real Estate Credit & Income Fund (Offshore Strategic Feeder Fund) L.P.: /s/ William Renahan, William Renahan, Officer of BREC Offshore Feeder GP, L.L.C., its general partner (08/24/2026)
- BREC Offshore Feeder GP, L.L.C.: /s/ William Renahan, Officer (08/24/2026)
- Blackstone Holdings IV L.P.: /s/ Victoria Portnoy, Victoria Portnoy, MD - Assistant Secretary of BX Holdings IV GP Management, GP of BX Holdings IV GP Management (DE), GP of BX Holdings IV GP, its GP (08/24/2026)
- Blackstone Holdings IV GP L.P.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary of BX Holdings IV GP Management, GP of BX Holdings IV GP Management (DE), its GP (08/24/2026)
- Blackstone Holdings IV GP Management (Delaware) L.P.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary of Blackstone Holdings IV GP Management, its general partner (08/24/2026)
- Blackstone Holdings IV GP Management L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary (08/24/2026)
- Blackstone Holdings I L.P.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary of Blackstone Holdings I/II GP L.L.C., its general partner (08/24/2026)
- Blackstone Holdings I/II GP L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary (08/24/2026)
- Blackstone Inc.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary (08/24/2026)
- Blackstone Group Management L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary (08/24/2026)
- Stephen A. Schwarzman: /s/ Stephen A. Schwarzman, Stephen A. Schwarzman (08/24/2026)